STATE TRUST	RAFFERTY CAPITAL MARKETS, LLC
5550 Painted Mirage Road	1010 Franklin Avenue, Suite 300A
Las Vegas, NV 89149	Garden City, NY 11530

March 7, 2017

VIA ELECTRONIC TRANSMISSION

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

State Trust, Files Nos.: 333-212580; 811-23173

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, State Trust (the "Registrant") and Rafferty Capital Markets, LLC (the principal underwriter/distributor of State Trust – Enhanced Ultra Short Duration Mutual Fund (the “Fund”)), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 4 to the Registrant's Registration Statement (the "Amendment"), to the date it was submitted, or in the alternative, to the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.  Each of the undersigned is aware of its obligations under the 1933 Act.  Specifically, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact Craig Foster at (614) 469-3280 or JoAnn Strasser at (614) 469-3265.

State Trust

Rafferty Capital Markets, LLC

By:

/s/ Ofer Abarbanel

By:

/s/ Thomas A. Mulrooney

Name:

Ofer Abarbanel

Name:

 Thomas A. Mulrooney

Title:

President

Title:

President

Date:

March 7, 2017

Date:

March 7, 2017